Exhibit 2.2

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

IN RE:	)	Chapter 11
)
THE THAXTON GROUP, INC., et al.[1],	)	Case No. 03-13183 (PJW)
	)	Jointly Administered
Debtors.	)	Re: D.I. 3827, 3828, 3829, 3851,
	)	3909, 3922

FINDINGS OF FACT, CONCLUSIONS OF LAW, AND ORDER PURSUANT TO THE BANKRUPTCY CODE CONFIRMING THE SECOND AMENDED AND RESTATED JOINT CONSOLIDATED PLAN OF REORGANIZATION OF THE THAXTON GROUP, INC. AND ITS AFFILIATED DEBTORS AND DEBTORS-IN-POSSESSION PROPOSED BY THE THAXTON GROUP, INC. AND ITS AFFILIATED DEBTORS AND

THE OFFICIAL COMMITTEE OF UNSECURED CREDITORS

Upon consideration of the Second Amended and Restated Joint Consolidated Plan of Reorganization of The Thaxton Group, Inc. and its Affiliated Debtors and Debtors-in-Possession Proposed by The Thaxton Group, Inc. and Its Affiliated Debtors (the “Debtors”) and the Official Committee of Unsecured Creditors (the “Committee”), dated December 29, 2006 (D.I. 3909) (as modified and supplemented herein, the “Plan”)2; the Disclosure Statement for the Plan, dated December 29, 2006 (D.I. 3920) (as amended, the “Disclosure Statement”), approved by the Court and transmitted to the Debtors’ creditors and other parties-in-interest in accordance with the

[1]

These jointly administered cases are those of the following debtors: The Thaxton Group, Inc., TICO Credit Company (DE), Thaxton Operating Company, Eagle Premium Finance Company, Inc., TICO Premium Finance Company, Inc., Thaxton Insurance Group, Inc., Thaxton Commercial Lending, Inc., Paragon, Inc., Modern Central Recovery, TICO Credit Company, Inc., TICO Credit Company of North Carolina, Inc., TICO Credit Company of Virginia, Inc., TICO Credit Company of Alabama, Inc., TICO Credit Company of Tennessee, Inc., TICO Credit Company of Mississippi, Inc., TICO Credit Company of Georgia, Inc., The Modern Finance Company, TICO Credit Company (MS), Modern Financial Services, Inc., TICO Credit Company (TN), Thaxton Investment Corporation, Southern Management Corporation, Southern Finance of Tennessee, Inc., Southern Financial Management, Inc., Covington Credit, Inc., Covington Credit of Georgia, Inc., Covington Credit of Louisiana, Inc., Covington Credit of Texas, Inc., Southern Finance of South Carolina, Inc., Quick Credit Corporation, and TICO Credit Corporation.

[2]	Any capitalized term used, but not defined herein, shall have the meaning ascribed to it in the Plan.

Order of the Court dated February 18, 2007 (D.I. 3922) (the “Solicitation Order”), which, among other things, approved the Disclosure Statement under section 1125 of title 11 of the United States Code (the “Code”) and established solicitation and voting procedures; the Affidavit of Mailing regarding the voting and non-voting Solicitation Packages (D.I. 3967) (the “Mailing Affidavit”); and the Affidavit of Cassandra Murray Certifying the Ballots Accepting or Rejecting the Debtors’ Disclosure Statement for Second Amended and Restated Joint Consolidated Plan of Reorganization of the Thaxton Group, Inc. and Its Affiliate Debtors-in-Possession Proposed by the Thaxton Group, Inc,. and Its Affiliate Debtors and the Official Committee of Unsecured Creditors Dated December 29, 2006 (D.I. 3995) (the “Voting Report”); and a hearing having been held before this Court on April 3, 2007 (the “Confirmation Hearing”) to consider confirmation of the Plan; and due notice of the Confirmation Hearing having been given to all parties in interest in accordance with the Solicitation Order; and the appearance of all interested parties having been noted on the record; and upon the evidence offered at the Confirmation Hearing; and upon the record of the Chapter 11 Cases; and upon all of the proceedings had before the Court; and after due deliberation;3

THE BANKRUPTCY COURT FINDS AND CONCLUDES THAT:

A. Exclusive Jurisdiction; Venue; Core Proceeding (28 U.S.C. §§ 157(b)(2) and 1334(a)). The Bankruptcy Court has jurisdiction over the Chapter 11 Cases pursuant to 28 U.S.C. § 1334. Venue is proper pursuant to 28 U.S.C. §§ 1408 and 1409. Confirmation of the Plan is a core proceeding under 28 U.S.C. § 157(b)(2), and the

[3]	Findings of fact shall be construed as conclusions of law and conclusions of law shall be construed as findings of fact when appropriate. See Fed. R. Bankr. P. 7052.

Bankruptcy Court has exclusive jurisdiction to determine whether the Plan complies with the applicable provisions of the Code and should be confirmed.

B. Judicial Notice. The Bankruptcy Court takes judicial notice of the docket of the Chapter 11 Cases maintained by the Clerk of the Bankruptcy Court and/or its duly-appointed agent, including, without limitation, all pleadings and other documents filed, all orders entered, and all evidence and arguments made, proffered or adduced at, the hearings held before the Bankruptcy Court during the pendency of the Chapter 11 Cases.

C. Order Approving the Disclosure Statement. The Bankruptcy Court entered the Solicitation Order that, among other things, approved the Disclosure Statement as containing adequate information within the meaning of section 1125(a) of the Code.

D. Solicitation Procedures Order. The Solicitation Order also, among other things, (i) fixed April 3, 2007, at 9:30 a.m. (ET) as the date for the commencement of the Confirmation Hearing, (ii) approved the form and method of notice of the Confirmation Hearing (the “Confirmation Hearing Notice”), (iii) fixed March 27, 2007, at 4:00 p.m. (ET) as the deadline for receipt of Ballots (the “Ballot Deadline”), (iv) fixed March 27, 2007, at 4:00 p.m. (ET), as the last date and time for filing and serving objections to confirmation of the Plan (the “Plan Objection Deadline”), (iv) established additional procedures for objecting to confirmation of the Plan, (v) established procedures for temporary allowance of claims for voting purposes, and (vi) established certain procedures for soliciting and tabulating votes with respect to the Plan.

E. Transmittal Of Solicitation Packages. The Disclosure Statement, including a copy of the Plan as an exhibit, the Solicitation Order, the Confirmation

Hearing Notice and, as to Classes 3A, 3B and 5 (collectively, the “Voting Classes”), appropriate Ballots and return envelope, were transmitted in accordance with Bankruptcy Rule 3017(d) and the Solicitation Order, all as set forth in the Mailing Affidavit. In addition, (i) as to Administrative Claims, Fee Claims, Priority Tax Claims, and Claims in Class 1 and Class 2, the Unimpaired Non-Voting Notice, together with the Confirmation Hearing Notice and the Solicitation Order, and (ii) as to Claims in Class 4 and Interests in Class 6, the Impaired Non-Voting Notice, together with the Confirmation Hearing Notice and the Solicitation Order, were transmitted, also as set forth in the Mailing Affidavit. The FINOVA Settlement was provided to all creditors, including all members of Classes 3 and 4, and parties in interest in connection with the motion pursuant to Bankruptcy Rule 9019 to approve the FINOVA Settlement filed on November 10, 2006 (D.I. 3711) and approved by the Bankruptcy Court on December 4, 2006 (D.I. 3755).

F. Voting Report. On March 16, 2007, the Debtors filed the Voting Report, certifying the method and results of the ballot tabulation for each of the Voting Classes.

G. Transmittal And Mailing Of Materials; Notice. Adequate and sufficient notice of the Disclosure Statement, the Plan, the FINOVA Settlement, the Confirmation Hearing, the Ballot Deadline, the Plan Objection Deadline, the entry of this Confirmation Order, and the other bar dates, deadlines and hearings described in the Solicitation Order was given in compliance with the Bankruptcy Rules and the Solicitation Order, and no other or further notice is or shall be required.

H. Solicitation. Solicitation of votes on the Plan by the Debtors and the Committee was conducted in good faith and in compliance with sections 1125 and 1126 of the Code, Bankruptcy Rules 3017 and 3018, the Disclosure Statement, the Solicitation

Order, all other applicable provisions of the Code, and all other rules, laws, and regulations.

I. Ballots. All procedures used to distribute the Solicitation Packages to the applicable holders of Claims and Interests and to tabulate ballots were fair and conducted in accordance with the Solicitation Order, the Code, the Bankruptcy Rules, the local rules of the Bankruptcy Court, and all other applicable rules, laws, and regulations.

J. Impaired Classes Voting To Accept The Plan. As evidenced by the Voting Report, Class 3A, Class 3B and Class 5 have accepted the Plan pursuant to the requirements of sections 1124 and 1126 of the Code. Therefore, at least one (1) Class of Claims or Interests that is impaired under the Plan has accepted the Plan (determined without including any acceptances of the Plan by any insider), thus satisfying the requirements of section 1129(a)(10) of the Code.

K. Impaired Classes Rejecting The Plan. Class 4 and Class 6 shall not be entitled to and shall not receive or retain any property, interest or other distribution on account of such Interests under the Plan and are deemed to have rejected the Plan pursuant to section 1126(g) of the Code.

L. Burden Of Proof. The Debtors and the Committee, as proponents of the Plan, have met their burden of proving the elements of sections 1129(a) and (b) of the Code by a preponderance of evidence, which is the applicable evidentiary standard. The Bankruptcy Court also finds that the Debtors and the Committee have satisfied the elements of sections 1129(a) and (b) of the Code under the clear and convincing standard of proof.

M. Plan Compliance With Bankruptcy Code (11 U.S.C. § 1129(a)(1)). The Plan complies with the applicable provisions of the Code, thereby satisfying section 1129(a)(1) of the Code.

a. Proper Classification (11 U.S.C. §§ 1122, 1123(a)(1)). Article IV of the Plan designates Classes of Claims and Interests for the Debtors. The Claims and Interests placed in each Class are substantially similar to other Claims or Interests, as the case may be, in each such Class. Valid business, factual and legal reasons exist for separately classifying the various Classes of Claims and Interests created under the Plan, and such Classes do not unfairly discriminate between holders of Claims or Interests. Thus, the Plan satisfies sections 1122 and 1123(a)(1) of the Code.

b. Specification Of Unimpaired Classes (11 U.S.C. § 1123(a)(2)). Article IV of the Plan specifies the Classes of Claims that are unimpaired. Thus, the Plan satisfies section 1123(a)(2) of the Code.

c. Specification Of Treatment Of Impaired Classes (11 U.S.C. § 1123(a)(3)). Article IV of the Plan specifies the Classes of Claims and Interests that are impaired under the Plan. Article IV of the Plan specifies the treatment of Claims and Interests in all such Classes. Thus, the Plan satisfies section 1123(a)(3) of the Code.

d. No Discrimination (11 U.S.C. § 1123(a)(4)). The Plan provides for the same treatment by the Debtors for each Claim or Interest in each respective Class unless the holder of a particular Claim or Interest has agreed to less favorable treatment with respect to such Claim or Interest. Thus, the Plan satisfies section 1123(a)(4) of the Code.

e. Implementation Of Plan (11 U.S.C. § 1123(a)(5)). The Plan provides adequate and proper means for implementation of the Plan, including without limitation as described in Articles V, VI, VII, VIII, IX, X and XI of the Plan. Thus, the Plan satisfies section 1123(a)(5) of the Code.

f. Prohibition Against Issuance Of Non-Voting Equity Securities And Provisions For Voting Power Of Classes Of Securities (11 U.S.C. § 1123(a)(6)). No stock of the Debtors will be distributed under the Plan and all existing Interests in Thaxton, shall be deemed cancelled under the Plan. Thus, the Plan satisfies section 1123(a)(6) of the Code.

g. Selection Of The Board of Directors (11 U.S.C. § 1123(a)(7)). Through the Plan, the Debtors and Committee have adequately disclosed the identity of the persons proposed to serve on or after the Effective Date on the Debtors’ board of directors. The appointment and employment of these individuals are consistent with the interests of the holders of Claims and with public policy. Thus, section 1123(a)(7) of the Code is satisfied.

h. Additional Plan Provisions (11 U.S.C. § 1123(b)). The Plan’s provisions are appropriate and consistent with the applicable provisions of the Code, including, without limitation, provisions for (a) distributions to holders of Claims, (b) the transactions contemplated by the Plan thereunder, including, without limitation, the disposition of certain of the Debtors’ remaining Assets, (c) the disposition of executory contracts and unexpired leases, (d) the retention of, and right to enforce, sue on, settle or compromise certain claims or causes of action against third parties, including, without limitation, the Avoidance Actions, to the extent not waived or released; provided, however, that nothing herein creates an obligation for the Debtors or the Committee to pursue such Avoidance Actions, (e) resolution of Disputed Claims, (f) allowance of certain Claims, and (g) exculpation and release of various entities as set forth in the Plan.

i. Fed. R. Bankr. P. 3016(a). The Plan is dated and identifies the entities submitting it, thereby satisfying Bankruptcy Rule 3016(a).

N. Proponents’ Compliance With Bankruptcy Code (11 U.S.C. § 1129(a)(2)). Except as otherwise provided or permitted by orders of the Bankruptcy Court, the Debtors and the Committee have complied with the applicable provisions of the Code, the Bankruptcy Rules, the Solicitation Order, and other orders of this Bankruptcy Court thereby satisfying section 1129(a)(2) of the Code. Specifically, the Debtors are proper debtors under section 109 of the Code and the Debtors and the Committee are proper proponents of the Plan under section 1121 of the Code.

O. Plan Proposed In Good Faith (11 U.S.C. § 1129(a)(3)). The Debtors and the Committee have proposed the Plan in good faith and not by any means forbidden by law and this Confirmation Order was not procured by fraud, thereby satisfying section 1129(a)(3) of the Code. In determining that the Plan has been proposed in good faith, the Bankruptcy Court has examined the totality of the circumstances surrounding the filing of the Chapter 11 Cases, the formulation of the Plan and all modifications thereto. The Chapter 11 Cases were filed and the Plan was proposed, with the legitimate and honest purpose of liquidating and maximizing the value of the Debtors’ Estates and the recovery to holders of Claims. As no objections to the Plan have been filed on this ground, the Bankruptcy Court need not receive evidence on such issues.

P. Payments For Services Or Costs And Expenses (11 U.S.C. § 1129(a)(4)). Any payment made or to be made by the Debtors for services or for costs and expenses in connection with the Chapter 11 Cases prior to the Confirmation Date, including administrative expense and substantial contribution claims under sections 503 and 507 of the Code, or in connection with the Plan and incident to the Chapter 11 Cases, either has been approved by or is subject to the approval of the Bankruptcy Court as reasonable, thereby satisfying section 1129(a)(4) of the Code.

Q. Directors, Officers, And Insiders (11 U.S.C. § 1129(a)(5)). The Debtors and the Committee have complied with section 1129(a)(5) of the Code and have disclosed the identity of the Debtors’ board of directors and officers. The appointment of the board of directors and officers is consistent with the interests of holders of Claims and with public policy. The continuing officers and directors of the Debtors are authorized to take any necessary and appropriate actions without requiring a vote or consent of the Holders of Equity Interests.

R. No Rate Changes (11 U.S.C. § 1129(a)(6)). Section 1129(a)(6) of the Code is satisfied because the Plan does not provide for any change in rates over which a governmental regulatory commission has jurisdiction.

S. Best Interests Test (11 U.S.C. § 1129(a)(7)). The Plan satisfies section 1129(a)(7) of the Code. The Disclosure Statement and the other evidence proffered or adduced at the Confirmation Hearing (1) are persuasive and credible, (2) have not been controverted by other evidence or challenged in any objections to the Plan, (3) are based upon reasonable and sound assumptions and (4) establish that each holder of a Claim or Interest in an Impaired Class that has not accepted the Plan will receive or retain under the Plan, on account of such Claim or Interest, property of a value, as of the Effective Date, that is not less than the amount that such holder would receive if the Debtors were liquidated under Chapter 7 of the Code on such date.

T. Acceptance By Certain Classes (11 U.S.C. § 1129(a)(8)). Administrative Claims, Fee Claims, Priority Tax Claims and Claims in Class 1 and Class 2 are unimpaired by the Plan, and, under section 1126(f) of the Code, are conclusively presumed to have accepted the Plan. Class 3A, Class 3B and Class 5 have voted to accept the Plan. Claims in Class 4 and Interests in Class 6 will receive no distribution under the Plan and are deemed to reject the Plan pursuant to section 1126(g) of the Code. Although section 1129(a)(8) of the Code has not been satisfied with respect to Classes 4 and 6, the Plan nevertheless is confirmable because it satisfies section 1129(b) of the Code.

U. Treatment Of Administrative And Priority Claims (11 U.S.C. § 1129(a)(9)). The treatment of Administrative Claims, Fee Claims and Priority Non-Tax Claims under the Plan satisfies the requirements of section 1129(a)(9)(A) and (B) of the Code, and the treatment of Priority Tax Claims under the Plan satisfies the requirements of section 1129(a)(9)(C) of the Code.

V. Acceptance By Impaired Class (11 U.S.C. § 1129(a)(10)). Class 3A, Class 3B and Class 5 in the Chapter 11 Cases are Impaired Classes of Claims that have voted to accept the Plan. The Voting Report establishes that Class 3A, Class 3B and

Class 5 voted to accept the Plan without giving effect to any insider votes; thus the Plan satisfies section 1129(a)(10) of the Code.

W. Feasibility (11 U.S.C. § 1129(a)(11)). Section 1129(a)(11) of the Code is satisfied by the Plan, which provides for the orderly post-Effective Date liquidation of the Debtors’ assets pursuant to the Plan. Moreover, confirmation of the Plan is not likely to be followed by a chapter 7 liquidation of the Debtors. There will be sufficient funds to satisfy the obligations under the Plan and to fund the costs and expenses of the post-Effective Date Reorganized Debtors in accordance therewith. The Disclosure Statement and the evidence proffered or adduced at the Confirmation Hearing (1) are persuasive and credible, (2) have not been controverted by other evidence or challenged in any of the objections to confirmation of the Plan and (3) establish that the Plan is feasible.

X. Payment Of Fees (11 U.S.C. § 1129(a)(12)). The Debtors have paid or will pay, on the Effective Date, or as soon thereafter as practicable, all fees due and payable under 28 U.S.C. § 1930, thereby satisfying section 1129(a)(12) of the Code. The Debtors shall continue to file quarterly reports and pay all fees due and payable under 28 U.S.C. § 1930 until the closing of the Chapter 11 Cases.

Y. Continuation Of Retiree Benefits (11 U.S.C. § 1129(a)(13)). Section 1129(a)(13) of the Code is inapplicable, as the Debtors do not have any obligations to pay “retiree benefits,” as such term is defined in section 1114 of the Code.

Z. Section 1129(b)/Confirmation Of The Plan Over Nonacceptance Of Impaired Classes. Class 4 and Class 6 in the Chapter 11 Cases are Impaired Classes of Claims or Interests that are deemed to have rejected the Plan pursuant to section 1126(g) of the Code. The Plan may be confirmed under section 1129(b) of the Code notwithstanding the deemed rejection of the Plan by Class 4 and Class 6 because (i) all of the requirements of section 1129(a) of the Code, other than section 1129(a)(8) of the Code with respect to such Classes, have been satisfied and (ii) with respect to Class 4 and Class 6 in the Chapter 11 Cases, there is no Class junior to Class 4 or Class 6 that will receive or retain any property under the Plan and no Class senior to Class 4 or Class 6 is receiving property under the Plan with a value in excess of the allowed amount of such Claims. Accordingly, the Plan is fair and equitable and does not discriminate unfairly, as required by section 1129(b) of the Code.

AA. Principal Purpose Of Plan (11 U.S.C. § 1129(d)). The principal purpose of the Plan is not the avoidance of taxes or the avoidance of the application of section 5 of the Securities Act of 1933 (15 U.S.C. § 77e).

BB. Modifications To The Plan. Any and all modifications to the Plan set forth herein (the “Plan Modifications”) constitute technical or non-material changes and do not materially adversely affect or change the treatment of any Claims or Interests. Accordingly, pursuant to Bankruptcy Rule 3019, the Plan Modifications do not require additional disclosure under section 1125 of the Code or resolicitation of votes under section 1126 of the Code, nor do they require that Holders of Claims in the Voting Classes be afforded an opportunity to change previously cast acceptances or rejections of the Plan. The Plan Modifications are as follows:

(i) The definition of “Southern Group” is corrected to read: “Southern Group means Thaxton Investment Corporation, a South Carolina corporation, Southern, a South Carolina corporation, and certain of the Affiliate Debtors wholly owned by Southern consisting of Southern Finance of Tennessee,

Inc., a Tennessee corporation; Covington Credit of Texas, Inc., a Texas corporation; Covington Credit, Inc., an Oklahoma corporation; Southern Finance of South Carolina, Inc., a South Carolina corporation; Covington Credit of Louisiana, Inc., a Louisiana corporation; Quick Credit Corporation, a South Carolina Corporation; Southern Financial Management, Inc., a South Carolina corporation; and Covington Credit of Georgia, Inc., a Georgia corporation. The Southern Group also includes the non-debtor subsidiary of Southern, Covington Credit of Alabama, Inc., an Alabama corporation (Tax Id. No. 20-3412294), to the extent necessary to effectuate any Sale Transactions concerning the Southern Group or the Southern Assets; provided, however, that the inclusion of Covington Credit of Alabama, Inc. in this definition of the Southern Group does not make any assets of that entity property of the Debtors’ estates (except derivatively through Southern’s ownership of its stock).

(ii) Section 3.2 of the Plan shall be amended to add the following sentence: “Notwithstanding the preceding sentence, any Claims of the Tennessee Department of Revenue shall not be Disallowed solely on the basis of being a penalty relating to a Priority Tax Claim. The Debtors’, the Committee’s and other parties in interests’ rights to object to any such claims on any other basis are fully preserved.”

CC. Good Faith Solicitation (11 U.S.C. § 1125(e)). The Debtors and the Committee, and their respective agents, representatives, attorneys, and advisors have solicited votes on the Plan in good faith and in compliance with the applicable provisions of the Code and the Solicitation Order and are entitled to the protections afforded by section 1125(e) of the Code and the exculpation and limitation of liability provision set forth in the Plan.

DD. Rejection of Executory Contracts and Unexpired Leases. The Debtors have exercised reasonable business judgment in determining whether to assume or reject executory contracts and unexpired leases as set forth in Article VII of the Plan. Each pre- or post-Confirmation assumption or rejection of an executory contract or unexpired lease pursuant to the Plan and assignment, if any, shall be legal, valid and binding upon the Debtors and their assignees or successors and all non-Debtor parties to such executory contract or unexpired lease, all to the same extent as if such assumption or rejection had been effectuated pursuant to an appropriate Final Order of the Bankruptcy Court entered before the Confirmation Date under section 365 of the Code.

EE. Settlements, Compromises and Releases. All settlements and compromises that are embodied in the Plan, including, but not limited to, the FINOVA Settlement, are hereby approved as fair, equitable, reasonable and in the best interests of the Debtors and their estates, creditors and Interest holders, and such settlements and compromises shall be, and hereby are, effective and binding on all persons and entities who may have had standing to assert such claims or causes of action. Pursuant to section 1123(b)(3) of the Code and Bankruptcy Rule 9019(a): (i) the settlements, compromises, releases, discharges, exculpations, and injunctions set forth in the Plan and implemented by this Confirmation Order shall be, and hereby are, approved as equitable, reasonable and in the best interests of the Debtors, the creditors, and Interest holders; (ii) the classification and manner of satisfying all Claims and Interests and the respective distributions and treatments under the Plan take into account and/or conform to the relative priority rights of the Claims and Interests in each Class in connection with any contractual, legal and equitable subordination rights relating thereto; and (iii) the settlement, compromise and release of any and all such rights pursuant to the Plan are in the best interests of the Debtors, creditors, and Interest holders, and shall be, and hereby are, approved as fair, equitable, and reasonable. All settlements and compromises of claims and causes of action against non-Debtor entities that may be embodied in the Plan, are approved herein as fair, equitable, reasonable and in the best interests of the Debtors, creditors, and Interest holders, shall be, and hereby are, effective and binding on each holder of a Claim and/or Interest who has accepted or who has been deemed to accept, the Plan and no other such holder of a Claim shall possess such standing to assert such claims or causes of action after the Effective Date.

FF. Conditions To Confirmation and Effective Date; Waiver of Conditions. The conditions to Confirmation set forth in Section 9.1 of the Plan have been satisfied, waived or will be satisfied by entry of this Confirmation Order. The conditions to the Effective Date set forth in Section 9.2 of the Plan are reasonably likely to be satisfied. Pursuant to Section 9.3 of the Plan, each of the conditions set forth in the Plan may be waived in whole or part by the Debtors, the Committee, FINOVA and the Additional Defendants (by unanimous consent) without any other notice to parties in interest or the Bankruptcy Court and without hearing or leave of this or any other court.

GG. Retention Of Jurisdiction. The Bankruptcy Court properly may retain jurisdiction over the matters set forth in Section 11.1 of the Plan after the Effective Date; provided, however, that nothing in the Plan or this Confirmation Order shall be effective to expand the jurisdiction of the Bankruptcy Court following the occurrence of the

Effective Date beyond that jurisdiction which is provided for in section 1142 of the Code, 28 U.S.C. § 157 and/or 28 U.S.C. § 1334.

HH. Election Pursuant to 11 U.S.C. § 1111(b). No secured creditor has elected the treatment provided by section 1111(b) of the Code.

II. Fees and Expenses of Certain Entities. The Settlement Class Counsel Expenses (as set forth in the Plan) and the Indenture Trustee’s administrative claim for $330,813.05 incurred through March 7, 2007, plus such additional reasonable fees and expenses as may be incurred until the Indenture Trustee is discharged under the Indenture (as set forth in the Joint Motion of the Debtors and the Official Committee of Unsecured Creditors Pursuant to Bankruptcy Rule 9019 for Approval of a Settlement Amending the Noteholder Claim of The Bank of New York as Indenture Trustee (D.I. 3954)), both represent reasonable fees and/or expenses, as appropriate, of the Debtors’ estates.

JJ. Substantive Consolidation. On the Effective Date, all assets and liabilities of the Debtors will be consolidated for purposes of distribution under the Plan. As a result, Claims filed against multiple Debtors seeking recovery of the same debt shall only receive a single Distribution to the extent Allowed from the consolidated estates. Under the Plan, Intercompany Claims shall be disregarded for voting or distribution purposes. Under the Plan, the Debtors shall continue to exist after the Effective Date in accordance with the laws of their respective states of incorporation and pursuant to their respective articles of incorporation and bylaws in effect prior to the Effective Date (except to the extent such articles of incorporation and bylaws are amended pursuant to the Plan) without prejudice to any right (i) to terminate such existence (whether by dissolution, merger or otherwise) under applicable law after the Effective Date as necessary to effect a winding up of the affairs of certain of the Debtors and (ii) to amend their respective articles of incorporation and bylaws. After the Effective Date, the Debtors shall file appropriate documents with the applicable state regulatory authorities to provide for such corporate dissolution as part of the process of winding up the affairs of each Affiliated Debtor that is not necessary to continue to operate as part of the orderly liquidation of the Debtors. As soon as practicable after the Effective Date and the subsequent closing of the Sale Transaction, the Debtors shall file appropriate documents with the applicable state regulatory authorities to provide for corporate dissolution of the remaining Debtors as part of the process of winding up the affairs of the Debtors.

ACCORDINGLY, THE BANKRUPTCY COURT HEREBY ORDERS THAT:

1. Confirmation. The Plan, including all exhibits and attachments to the Plan, the Plan Modifications (which all are hereby incorporated into and constitute a part thereof), and the Plan Supplement are approved and confirmed under section 1129 of the Code. The terms of the Plan, all exhibits and attachments thereto, the Plan Modifications, the Plan Supplement, and the FINOVA Settlement are incorporated by reference into and are an integral part of this Confirmation Order. The failure to include or specifically reference any particular provision of the Plan in this Confirmation Order shall not diminish or impair the effectiveness of such provision.

2. Objections. All objections to confirmation of the Plan that have not been withdrawn, waived, or settled, and all reservations of rights included therein, are overruled on the merits.

3. Provisions Of Plan And Order Non-Severable And Mutually Dependent. The provisions of the Plan and this Confirmation Order, including the findings of fact and conclusions of law set forth herein, are nonseverable and mutually dependent.

4. Considerations Regarding Voting Amounts and Classifications. The classification and allowance of Claims and Interests for purposes of the distributions to be made under the Plan shall be governed solely by the terms of the Plan. The classifications and amounts of Claims set forth on the Ballots for voting purposes do not constitute an allowance of any Claim for purposes of distribution under the Plan. The Debtors and the Committee retain all rights to contest the amount, classification or validity of any Claim for purposes of allowance and/or distribution under the Plan, as provided in the Plan and this Confirmation Order.

5. Vesting Of Assets. On the Effective Date pursuant to section 1141(b) of the Code, the vesting of Assets in the Debtors: (i) are and shall be legal, valid, and effective transfers of property; (ii) vest and shall vest the transferee with good title to such property free and clear of all Liens, Claims, encumbrances, and Interests of any Person, except as expressly provided in the Plan, Confirmation Order, or FINOVA Settlement; (iii) do not and shall not constitute avoidable transfers under the Code or under applicable bankruptcy or non-bankruptcy law; and (iv) do not and shall not subject the Debtors to any liability by reason of such transfer under the Code or under applicable non-bankruptcy law, including any laws affecting successor or transferee liability.

6. Effects Of Confirmation; Immediate Effectiveness; Successors And Assigns. The Bankruptcy Court authorizes the Debtors and the Committee to consummate the Plan after entry of this Confirmation Order. Subject to the occurrence of the Effective Date as provided in Section 9.2 of the Plan, and notwithstanding any otherwise applicable law, immediately upon the entry of this Confirmation Order, the terms of the Plan (including all exhibits and attachments thereto, the Plan Modifications and all documents and agreements executed pursuant to the Plan) and this Confirmation Order shall be binding on (a) the Debtors, (b) all holders of Claims against and Interests in the Debtors, whether or not impaired under the Plan and whether or not, if impaired, such holders accepted the Plan, (c) each Person acquiring property under the Plan, (d) any other party-in-interest, (e) any Person making an appearance in these Chapter 11 Cases, (f) any Person receiving notice of the Plan, and (g) each of the foregoing’s respective heirs, successors, assigns, trustees, executors, administrators, affiliates, officers, directors, agents, representatives, attorneys, beneficiaries, or guardians. Upon the occurrence of the Distributions to be made on the Effective Date, the Plan shall be deemed substantially consummated under sections 1101 and 1127(b) of the Code.

7. Sale of Assets of the Debtors. On or after the Effective Date, the Debtors, with the approval of the Committee, may, without the need for any approval of the Bankruptcy Court, use, sell, assign, transfer, abandon or otherwise dispose of at a public or private sale any or all of the Debtors’ remaining Assets for the purpose of liquidating and converting such Assets to Cash, making distributions and fully consummating the Plan; provided, however, that any such use, sale, assignment, transfer, or other disposal of the Debtors’ Assets having a market value (or, if not readily determinable, a cost basis to the Debtors) of $25,000 or more shall require the prior written consent of the Committee; and, provided further, however, that nothing herein restricts the right of the Debtors and the Committee to seek Bankruptcy Court approval for the sale, assignment, transfer or other disposal of certain of the Debtors’ Assets after the Effective Date in the event that such Court approval is deemed to be beneficial or advisable. The entry of this Confirmation Order shall constitute the Bankruptcy Court’s approval and authorization of the Debtors and the Committee after the Effective Date to consummate a Sale Transaction, free and clear of any and all claims, interests or encumbrances without the need for any further Order of the Bankruptcy Court, and shall authorize the consummation of all transactions necessary or useful to complete the Sale Transaction after the Effective Date pursuant to applicable law, including, without limitation, sections 105, 363, 365,1123, 1129, 1141, 1142 and 1146(c) of the Code. The appropriate officers of the Debtors shall be, and hereby are, authorized to execute any and all documents and perform any and all acts necessary, useful or appropriate to consummate the Sale Transaction. If a further order of the Bankruptcy Court is requested, notice will be given to the (i) the United States Trustee, (ii) the Debtors and their attorneys, (iii) the Committee and their attorneys, (iv) the attorneys for FINOVA, and (v) the list of creditors and parties in interest who had requested notice under Bankruptcy Rule 2002. The failure to obtain such further order shall not impair the force or effect of the grant of authority to consummate the Sale Transactions free and clear of all claims, interests or encumbrances otherwise contained in this Confirmation Order. These Sales Procedures are (i) in the best interests of all of the Debtors’ constituencies and (ii) maximize the value of the Debtors’ Assets.

8. Avoidance Actions And Litigation Claims. Except as expressly provided for in the Plan or this Confirmation Order, any and all Causes of Action of any kind or nature whatsoever against parties arising before the Effective Date, whether known or unknown, asserted or unasserted, matured or unmatured and regardless of whether the existence of same has been disclosed, including Avoidance Actions, shall survive the Effective Date of the Plan and shall be preserved for the benefit of the Debtors and their creditors, and shall be enforceable by the parties set forth in the Plan in the name of the Debtors or otherwise. All Causes of Action, including Avoidance Actions, are reserved and preserved to the extent set forth in the Plan, including, without limitation, this Section and Section 10.2 of the Plan. Confirmation of this Plan shall not be deemed res judicata or waiver or the basis for estoppel or create any defense as to the prosecution to judgment on the merits of any and all claims of the Debtors, Causes of Action, including without limitation, the Avoidance Actions by the Debtors, whether an action to prosecute such claims of the Debtors or Causes of Action are filed prior to or after confirmation of the Plan. All Avoidance Actions that are pending at the Confirmation Date are specifically preserved and reserved and shall continue in the same status as existed on the Confirmation Date subject to further order of the Bankruptcy Court.

9. Continuance and Powers of the Committee. The Committee shall continue in existence after the Effective Date. In addition to those rights and powers specified in section 1103 of the Code, the Committee shall exercise such additional rights and powers as it may have been assigned by the Bankruptcy Court prior to the Effective Date. In particular, the Committee shall approve and authorize the particulars of the Sale Transaction and shall select the directors of Thaxton and shall have the authority to remove, replace or add any director of Thaxton. The Committee is authorized to take such other actions as are necessary to implement the Plan. Reasonable expenses for members of the Committee and the fees and expenses of their professionals shall be paid by the Debtors.

10. Rejection and Assumption of Executory Contracts and Unexpired Leases. Except as otherwise provided in this Confirmation Order, upon the Effective Date, each of the Debtors hereby reject or assume all executory contracts and unexpired leases as set forth and described in Section 7.1 of the Plan.

11. Cure Amounts. Unless otherwise noted in the Executory Contract Schedule, the cure amount pursuant to section 365(b)(1) of the Code for each assumed or assumed and assigned executory contract or unexpired lease is $0.00.

12. Insurance Policies. Notwithstanding anything to the contrary in the Plan, any insurance policy in effect as of the date of the Effective Date that provides insurance coverage to the Debtors or their officers, directors and employees shall remain in effect through its expiration in accordance with the terms and conditions of such policy. To the extent that any such policies are deemed to be an executory contract, the assumption of such policies is hereby approved and the cure amount with respect thereto is $0.00.

13. Exculpation and Limitation of Liability. The exculpation and limitation of liability provisions set forth in Section 10.7 of the Plan are hereby approved in their entirety. From and after the Effective Date, except as specifically provided herein or in any agreement or instrument contemplated herein: (a) the Debtors, (b) all current officers and directors of the Debtors, and all other agents, employees, professionals, and representatives of the Debtors; and (c) the Committee, their members, acting in such capacity, and its professionals (collectively, with each of their predecessors and successors in interest and their respective officers, directors, employees, agents, professionals and other representatives, acting in such capacity, the “Exculpated Parties”) shall neither have nor incur any liability to any Holder of a Claim or Interest for any act taken or omitted to be taken in connection with or related to the formulation, preparation, dissemination, implementation, administration, confirmation or consummation of the Plan, Disclosure Statement or any contract, instrument, release or other agreement or document created or entered into in connection with the Plan or any other act taken or omitted to be taken in connection with or in contemplation of the restructuring of the Debtors arising from and after the Petition Date until the Confirmation Date (the “Exculpated Claims”) to the fullest extent permitted by law; provided, however, that the foregoing provisions of this Order or the Plan shall have no effect on the liability of any entity that results from any such act or omission that has been determined in a Final Order to have constituted willful misconduct or bad faith. From and after the Effective Date, all Holders of a Claim or Interest are permanently enjoined from commencing or continuing in any manner, any suit, action or other proceeding, on account of or respecting any Exculpated Claims against an Exculpated Party pursuant to the Plan.

14. Injunction. The injunction provision set forth in Section 10.8 of the Plan is hereby approved in its entirety. Except as otherwise provided in the Plan or the Confirmation Order, as of the Effective Date, all Persons who have held, hold or may hold or have asserted, assert or may assert Claims against or Interests in any of the Debtors against any of the Debtors or their Assets, with respect to any such Claim or Interest from and after the Effective Date, are permanently enjoined from taking any of the following actions (other than actions to enforce any rights or obligations under the Plan): (a) commencing, conducting or continuing in any manner, directly or indirectly, any suit, action or other proceeding of any kind (including, without limitation, any proceeding in a judicial, arbitral, administrative or other forum) against or affecting the Estates, the Debtors or any of their then existing or subsequently acquired property or assets, including the Assets and the Southern Assets; (b) enforcing, levying, attaching (including, without limitation, any pre-judgment attachment), collecting or otherwise recovering by any manner or means, whether directly or indirectly, any judgment, award, decree or order against the Estates, the Debtors or any of their then existing or subsequently acquired property or assets, including the Assets or Southern Assets; (c) creating, perfecting or otherwise enforcing in any manner, directly or indirectly, any encumbrance of any kind against the Estates, the Debtors or any of their then existing or subsequently acquired property or assets, including the Assets or Southern Assets; (d) asserting any right of setoff, or recoupment directly or indirectly, against any obligation due or Assets of the Estates, the Debtors or any of their then existing or subsequently acquired property or assets, including the Assets or Southern Assets, except as contemplated or allowed by the Plan; (e) acting or proceeding in any manner, in any place whatsoever, that does not conform to or comply with the provisions of the Plan; and (f) prosecuting or otherwise asserting any Claim or Interest, including any right, claim or cause of action, released pursuant to the Plan. Any Person who accepts the Plan, either by affirmation vote or by the acceptance of the Plan by the consolidated Class in which such Person is a member, shall be deemed to have given the releases, waivers, injunctions and exculpations to the fullest extent provided by law.

15. Releases Of Certain Parties By the Debtors. The release provisions set forth in Section 10.4 and 10.5 of the Plan are hereby approved in its entirety.

a. Releases In Favor Of Released Defendants. In accordance with the FINOVA Settlement, on the Effective Date, and subject in all cases to the provisions of the FINOVA Settlement (including, without limitation, Sections V and VI thereof), each of the Thaxton Borrowers, the Additional Thaxton Entities, and the Committee Parties shall be deemed to generally and irrevocably release and forever discharge, and shall be deemed to have given a covenant not to sue in favor of, FINOVA and FINOVA Group from all Claims, including, without limitation: (1) any claims for payment of any secured, administrative, priority, unsecured or other claims against the Debtors of any person or entity (including, without limitation, any attorneys for any Settlement Class Member); and (2) any expenses for the ongoing administration of any or all of the Chapter 11 Cases. In accordance with the FINOVA Settlement, on the Effective Date, and subject in all cases to the provisions of the FINOVA Settlement (including, without limitation, Sections V and VI thereof), each of the Releasing Plaintiffs shall be deemed to irrevocably release and forever discharge, and shall be deemed to have given a covenant not to sue in favor of, the Released Defendants from all Thaxton-Related Claims, including, without limitation: (1) any claims for payment of any secured, administrative, priority, unsecured or other claims against the Debtors of any person or entity (including, without limitation, any attorneys for any Settlement Class Member); and (2) any expenses for the ongoing administration of any or all of the Chapter 11 Cases.

b. Releases In Favor Of Released Plaintiffs. In accordance with the FINOVA Settlement, on the Effective Date, except as set forth in the FINOVA Settlement (including, without limitation, in Section II.A thereof), and subject in all cases to the provisions of the FINOVA Settlement (including, without limitation, Sections V and VI thereof), FINOVA and FINOVA Group shall be deemed to generally and irrevocably release and forever discharge, and shall be deemed to have given a covenant not to sue in favor of, each of the Thaxton Borrowers, the Additional Thaxton Entities, and the Committee Parties from: (1) all FINOVA Claims, including all seniority rights granted under the Thaxton Notes and the Indenture dated February 17, 1998 by and between Thaxton and Indenture Trustee; and (2) all liens of FINOVA against any of the assets of the Thaxton Debtor Parties, whether arising as a matter of contract law or otherwise (including, without limitation, the FINOVA Liens). In accordance with the FINOVA Settlement, on the Effective Date, except as set forth in the FINOVA Settlement (including, without limitation, in Section II.A thereof), and subject in all cases to the provisions of the FINOVA Settlement (including, without limitation, Sections V and VI thereof), each of the Releasing Defendants shall be deemed to irrevocably release and forever discharge, and shall be deemed to have given a covenant not to sue in favor of, each of the Released Plaintiffs from all Thaxton-Related Claims, including (from FINOVA) from all seniority rights granted under the Thaxton Notes and the Indenture dated February 17, 1998 by and between Thaxton and Indenture Trustee.

c. Consent to Releases. Any Person who accepts the Plan, either by affirmation vote or by the acceptance of any distributions under this Plan, shall be deemed to have given the releases, waivers, injunctions and exculpations to the fullest extent provided by law.

d. Other Limited Releases. As of the Effective Date, the Debtors shall be deemed to have waived and released the Released Employees, from any and all Causes of Action of the Debtors (including claims which the Debtors otherwise have legal power to assert, compromise or settle in connection their Chapter 11 Cases) until the Effective Date; provided, however, that this provision shall not operate as a waiver or release of any Causes of Action (a) in respect to any loan, advance or similar payment by the Debtors to such parties, (b) in respect of any contractual obligation owed to any of the Debtors by such parties, (c) in respect to any Causes of Action based upon the willful misconduct or gross negligence of such parties, (d) to the extent based upon or attributable to such parties gaining in fact a personal profit to which such parties were not legally entitled, including, without limitation, profits made from the purchase or sale of equity securities of the Debtors which are recoverable by the Debtors or their successors pursuant to the Securities Exchange Act of 1934, as amended, and (e) that is an Avoidance Action, provided further, however, that this provision shall have no effect on any Cause of Action against a Person not a Released Employee and shall not operate as a waiver or release of any right that any party in interest may have to object to any Claim, including Fee Claims, and shall not otherwise operate as a waiver or release of any objection to Claims pending as of the Effective Date, regardless of whether such objection was brought by the Debtors or any other party in interest.

16. Terms of Injunctions or Stays. Unless otherwise provided, all injunctions or stays provided for in the Chapter 11 Cases pursuant to sections 105 or 362 of the Code or otherwise in effect on the Confirmation Date shall remain in full force and effect until the Effective Date after which the permanent injunctions of the Plan and the Code will be given full force and effect.

17. General Authorizations. The Debtors and the Committee are authorized to execute, deliver, file, or record such contracts, instruments, releases and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement and further evidence the terms and conditions of the Plan. The Debtors and the Committee, their respective directors, officers, agents and attorneys are authorized and empowered to issue, execute, deliver, file or record any agreement, document or security, and to take any action necessary or appropriate to implement, effectuate and consummate the Plan in accordance with its terms, or to take any or all corporate actions authorized to be taken pursuant to the Plan without further order of the Bankruptcy Court, and any or all such documents shall be accepted by each of the respective state filing offices and recorded in accordance with their terms and the provisions of state law. The continuing officers and directors of the Debtors are authorized to take any necessary and appropriate actions without requiring a vote or consent of the Holders of Equity Interests.

18. Exemption From Certain Taxes And Recording Fees. Any transfer of all or any portion of the Assets pursuant to this Plan, including, but not limited to the Sale Transactions contemplated therein, shall constitute a “transfer under a plan” within the purview of Section 1146(c) of the Code and shall not be subject to any stamp tax or similar tax.

19. Governmental Approvals Not Required. This Confirmation Order shall constitute all approvals and consents required, if any, by the laws, rules or regulations of any state or any other governmental authority with respect to the implementation or consummation of the Plan and any documents, instruments or agreements, and any amendments or modifications thereto, and any other acts referred to in or contemplated by the Plan, the Disclosure Statement and any documents, instruments or agreements, and any amendments thereto.

20. Payment of Fees. The Debtors shall continue to file quarterly reports and pay all fees due and payable under 28 U.S.C. § 1930 until the closing of the Chapter 11 Cases.

21. Retention of Jurisdiction. Pursuant to sections 105(a) and 1142 of the Code, and notwithstanding the entry of this Confirmation Order or the occurrence of the Effective Date, the Bankruptcy Court shall retain jurisdiction as provided in the Plan over all matters arising out of, arising in, and related to the Chapter 11 Cases and the Plan to the fullest extent permitted by law, including, among other items and matters, jurisdiction over those items and matters set forth in Article XI of the Plan. For avoidance of doubt, nothing in Paragraph GG, this Paragraph 21, or any other provision of this Confirmation Order or the Plan grants this Court any jurisdiction over Kirsh et al. v. The FINOVA Group, et al., 07 cv 00371, currently pending in the South Carolina District Court, or any other claims or causes of action brought pursuant to, in connection with, or related to the issuance of notes or other instruments of Thaxton Life Partners, Inc. or the sale by any Person or Entity of notes or other instruments issued by Thaxton Life Partners, Inc.

22. Filing And Recording. This Confirmation Order (a) is and shall be effective as a determination that, on the Effective Date, all Claims and Interests existing prior to such date have been released, satisfied and terminated to the extent provided herein or in the Plan, and (b) is and shall be binding upon and shall govern the acts of all entities including, without limitation, all filing agents, filing officers, title agents, title companies, recorders of mortgages, recorders of deeds, registrars of deeds, administrative agencies, governmental departments, secretaries of state, federal, state and local officials, and all other persons and entities who may be required, by operation of law, the duties of their office, or contract, to accept, file, register or otherwise record, or release any document or instruments. Each and every federal, state, and local government agency is hereby directed to accept any and all documents and instruments necessary, useful, or appropriate (including Uniform Commercial Code financing statements) to effectuate, implement, and consummate the transactions contemplated by the Plan and this Confirmation Order without payment of any recording tax, stamp tax, transfer tax, or similar tax imposed by state or local law.

23. Notices. The Debtors shall serve notice of entry of this Confirmation Order and occurrence of the Effective Date in accordance with Bankruptcy Rules 2002(f)(7), 2002(k), and 3020(c); provided, however, that notice need not be given or served under the Code, the Bankruptcy Rules, or this Confirmation Order to any Person to whom the Debtors mailed a notice of the Bar Date or Confirmation Hearing, but received such notice returned marked “undeliverable as addressed,” “moved - left no forwarding address,” “forwarding order expired,” or similar reason, unless the Debtors have been informed in writing by such Person of that Person’s new address. The notice described herein is adequate under the particular circumstances of these Chapter 11 Cases, and no other or further notice is necessary. Service of notice in accordance with this decretal paragraph shall constitute good and sufficient notice of the bar date for Fee Claims and the Supplemental Administrative Claims Bar Date, and no other or further notice of such bar dates shall be required.

24. Dissolution of the Debtors. Upon entry of a Final Decree closing these Chapter 11 Cases, any Debtors that have not been dissolved and wound up pursuant to applicable state law shall be deemed dissolved and wound up without any further action required on the part of the Debtors, the shareholders of the Debtors, the Boards of Directors of the Debtors, the Committee or any other Person.

25. Final Order. This Confirmation Order is a final order and the period in which an appeal must be filed shall commence upon the entry hereof.

26. Master Settlement Agreement Controls. To the extent there is any conflict between any of the terms of the FINOVA Settlement and any of the terms of any other document or order, including, without limitation, the Plan or this Confirmation Order, the FINOVA Settlement (including, without limitation, the scope of the releases, waivers, and injunctions granted therein) shall control, and nothing herein impinges upon the rights of any of the parties to the FINOVA Settlement thereunder.

Dated:	April 3, 2007
Wilmington, Delaware

/s/ Peter J. Walsh
THE HONORABLE PETER J. WALSH
UNITED STATES BANKRUPTCY JUDGE

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